===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                          Avalon Holdings Corporation
________________________________________________________________________________
                               (Name of Issuer)


                     Class A Common Stock, $0.01 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                  05343P 10 9
        _______________________________________________________________
                                (CUSIP Number)

                             Jeffrey M. Grinstein
                               One American Way
                              Warren, Ohio 44484
                                (330) 856-8800
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               January 26, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D

-----------------------
  CUSIP NO. 0534P 10 9
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ronald E. Klingle  SS# ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              598,757

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               598,757

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        598,757

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        15.83%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to shares of Class A Common Stock, $0.01 par value ("Avalon Class A Shares"), of Avalon Holdings Corporation, an Ohio corporation ("Avalon"). Avalon's principal executive offices are located at One American Way, Warren, Ohio, 44484.

Item 2.  Identity and Background.

         This statement is being filed by Ronald E. Klingle, whose business address is One American Way, Warren, Ohio, 44484. Mr. Klingle's principal occupation is Chairman and Chief Executive Officer of Avalon.

         During the last five years, Mr. Klingle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which there was a finding of a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On January 26, 2000, Mr. Klingle acquired beneficial ownership of 279,575 Avalon Class A Shares utilizing personal funds. No lending transaction was involved.

Item 4.  Purpose of Transaction.

         Mr. Klingle's purchase was for investment purposes. Mr. Klingle's prior share ownership afforded him control of the issuer.

Item 5.  Interest in Securities of the Issuer.

         Mr. Klingle owns 596,837 shares of Class B Common Stock $0.01 par value ("Avalon Class B Shares"), of Avalon, or 96.56% of the outstanding shares of that class of securities, and 1,920 Avalon Class A Shares, which is less than 1% of the outstanding shares of that class of securities. Included in those numbers are 670 Avalon Class A Shares held by Mr. Klingle in the Avalon Holdings Corporation Participating Companies Profit Sharing Plan and Trust (the "Avalon Profit Sharing Plan"). Mr. Klingle disclaims beneficial ownership of 14,296 Avalon Class B Shares owned directly by his wife, Mrs. Ronald E. Klingle, and 397 Avalon Class A Shares held by her in the Avalon Profit Sharing Plan. Such shares are not included in the Avalon Class A and Class B Shares reported by Mr. Klingle in this Statement.

         Each Avalon Class B Share is convertible, at any time at the option of its holder, into one Avalon Class A Share. Mr. Klingle beneficially owns 15.8% of the outstanding Avalon Class A Shares, assuming conversion of only Mr. Klingle's Avalon Class B Shares. Mr. Klingle has the sole power to vote and the sole power to dispose of all his shares of Avalon capital stock.

         Under the articles of incorporation and code of regulations of Avalon, the holders of the Avalon Class B Shares are entitled to ten votes per share on all matters submitted to a vote of the shareholders, except the election of directors and as required by law. As a result, on a voting basis, Mr. Klingle has the rights to cast 63.7% of the votes of all outstanding shares of Avalon capital stock. He is also Chairman and Chief Executive Officer of Avalon.

         Except as described in response to Item 3 above, Mr. Klingle has not effected any transactions in the Avalon Class A Shares during the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Avalon Class A Shares beneficially owned by Mr. Klingle.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits.

         None.


Signature

         After reasonable inquiry and to the best of may knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 1, 2000


                                               /s/ Ronald E. Klingle
                                               -------------------------------
                                               Ronald E. Klingle